UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC 20549

                             FORM 10-SB/A

           GENERAL FORM FOR REGISTRATION OF SECURTIES



 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934




                      INTEGRATED.COM, INC.
     (Exact name of registrant as specified in its charter)



                 Nevada              88-0432284
  (State of organization)  (I.R.S. Employer Identification No.)



          8 Carlisle Drive, Voorhees, New Jersey  08043
     (Address of principal executive offices)     (Zip Code)


Registrant's telephone number, including area code:   (609)  772-0221

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common



Item 1.   Business.

Integrated.com,Inc.. proposes to exploit business opportunities created by the deregulation of the broadcast and telecommunications industries in conjunction with developers of master plan communities and their residents. Integrated.com, Inc. will install a complete turnkey system, integrating telephony, broadcast video, Internet and intranet access, security features, and customized residential service offerings.

The  Integrated.com, Inc. solution is a  platform  comprised  of
computer   hardware,   software,  phone   switch,   and   related
technologies.  The  flexible nature of the  Integrated.com.
system allows a variety of service providers.

The   Integrated.com.  system  offers  the  developer   the
following benefits:

(a)  Integrated.com  system  will  provide  a  source   of
     incremental revenue increasing cash flow and equity without a capital investment.

(b)  The   principal  benefit  to  the  developer  is   homeowner
     satisfaction. Homeowners benefit from the Integrated.com.
     system as they can choose from a wider variety of programming and services than is currently available. Integrated.com is prepared  to  offer  homeowners its own  exciting  range  of
     products-cable,    telephone,   radio,   Internet    access,
     video-on-demand, video games, shared software, data services, electronic commerce-at a lower cost than current providers. The new services provided by Integrated.com are accessed via a customized television interface and a "smart" telephone making them easy to understand and use. A further convenience is on-screen bill payment for Integrated.com. services.

(c) The key benefit to the Integrated.com system is the creation of a safe and smart community. Offering competitive services to the homeowner, which is lifestyle enhancing and safety minded, is the primary mandate of Integrated.com.

The developer has discretion in the selection of products offered to homeowners, the pricing of these products, and the customer care program. The developer may also choose to brand the product offering. Integrated.com. will continue to offer new and innovative products so as to maintain its "more for less" proposition.

The success of our partnership with the developer is backed up by the commitment of our senior management team in conjunction with a solid management plan. Our management goats are to achieve targeted ROI, to provide superior operation and to meet and exceed the expectations of the developer and its homeowners. To achieve this level of performance, the Integrated.com system is backed by our network operation and customer care organizations. These units are mandated to manage day-to-day operations, including activating customer accounts, handling questions about the service, billing, and collection. Our customer care goal is to ensure that every contact with our organization results in greater customer interest and satisfaction.

DESCRIPTION OF OFFERED SERVICES

To The Developer Integrated.com. will provide the developer with the following:

The installation of the Integrated.com. system, and

Management Services for the Integrated.com. system.

Integrated.com  is  responsible for  the  maintenance  and
management   of   the  Integrated.com.  system,   including
negotiations with all content providers and the provision and administration of a default service offering to the homeowners.

To The Homeowner

Integrated.com's  service  offering  to  the  homeowner   is
designed to have a positive impact on the developer's relationship with the homeowner. The primary goal of the offering is to provide a safe and smart, integrated service to the homeowner at a lower cost. The secondary goal is to generate incremental revenue for the developer.

This  document is the exclusive property of Integrated.com.
Duplication or reprinting of this document must be authorized by Integrated.com. in writing. All information contained within this document is considered privileged and confidential.

Integrated.com makes the following services available to the homeowner: The services include:

Television & Video
Telephony
Community Bulletin Board
Data Communications
Smart Home Features
Security system and monitoring

Television & Video

The service offering exceeds the aggregate programming available from the incumbent cable company. The point-to-point nature of Integrated.com's technology gives the homeowner complete control over selection. Customers can choose pre-packaged service tiers, create their own service package. or select on an "a la carte" basis from all available programming.

Free Reception of Local TV Signals and More

Whether a homeowner decides to subscribe to any of the Integrated.com. video services or not, each dwelling will automatically receive a selection of local, off-air television signals, combined with the building's own information channel and the Integrated.com. promotional channel.

All homeowners will be issued the required in home equipment ensuring a penetration level of 100%. This is a significant value. The users viewing patterns are registered which creates an invaluable database for broadcasters, advertising agencies, and other interested parties (e.g., A.C. Neilson, Gallop Polls, etc.)

Customize Package for Satellite Television

The Integrated.com. system permits homeowners to subscribe to a variety of programming selections at a price which is competitive with the local cable television system, but which offers, them far greater flexibility in their selection of programming. Subject only to compliance with federal regulations, subscribers are able to select services or channels they desire and only pay for what they have selected on a pro-rated basis.

Pay Television Services

The   Integrated.com.  system  includes   the   option   of
subscribing to multiple pay television services by following on-screen instructions. The process is simple, requiring no contact with pay television sales representatives, no need to pick up a decoder and no need to stay home waiting for a technician to make an installation.

Video-On-Demand

The Integrated.com system is a virtual "video store" offering homeowners video releases updated on a monthly basis, thus providing access to popular movies and other video-on-demand programs that are housed on the video switch. The system also enables the viewer to pause the movies at their discretion. Copyright protection embedded into the operation of the system permits Integrated.com to negotiate the best possible release dates for blockbuster movies and other popular video programs.

On-Screen Services Modification

Integrated.com viewers can modify the level of service they wish to enjoy at any time.

Access to Account Information

Integrated.com's customers are able to review the status of their accounts on their television screens at any time they desire in a completely secure environment. Appropriate security measures are inherent to the system ensuring information is transmitted to authorized individuals only.

Telephony

Local:  Integrated.com provides homeowners with local  dial
tone at a lower cost. Homeowners can choose any or all telephony features now available in the modern workplace, such as call waiting, caller ID, voice mail, call forwarding, and three-way conferencing. e Long Distance: Integrated.com provides interconnection to the homeowner's preferred long distance
carrier   or  gives  them  the  option  of  competitive  low-cost
long-distance   service  through  Integrated.com's   long
distance carrier.

The customer has complete flexibility in selecting what features best suit them. The cost of service is based on the features selected by the homeowner or can be bought as a complete package.

"Home Office" Features

The combination of all Integrated.com features, including the option of one-way video conferencing, will facilitate the growing phenomena of "telecommuting" and other "work-at-home" scenarios.

Community Bulletin Board and Personalized E-mail Address

The community bulletin board feature enables the developer/manager to communicate through a dedicated channel withtheir respective homeowners and also allows homeowners to post messages of interest to the community. These services are made available at no cost to homeowners or developers.
Homeowners  can also,   through  an  additional  channel,  receive
personalized messages either from Integrated.com family, or friends via their own E-mail address.

Computer Services

9  High  speed  access  to a wide area network  (WAN),  including on-line  services such as Internet, world-wide e-mail, MSN,  AOL,
and   CompuServe,  electronic  commerce  applications   including
shopping and electronic banking services.

9 High speed access to a local area network (LAN) which offers an internal e-mail system for the development (accessible through computer, TV, or smart phone) and a wide variety of software products including consumer and business software applications (word processing, spreadsheet, database, reference toots) and interactive games.

"Smart Home" & Other Service Options

The flexible nature of Integrated.com's platform makes a variety of additional services available at the discretion of the homeowners and/or the developer:

"Smart Home" features. giving homeowners a full selection of environmental control;

"Safe Home" security features, enabling homeowners to view all common areas of the development from the television, electronic door locks, smoke-heat-gas motion detection and panic buttons;
and "Home   Health"  features,  including  health-related  monitoring
systems   of  special  interest  to  .seniors"  communities   and
residences.

Fundamental Benefits: Homeowners

In addition to the over-riding benefit of "more for less," the service offering provides:

Control, choice, convenience, and value-added benefits;

Selection and control through a single interface;

Access to services unavailable anywhere in the marketplace;

     A "virtual V-chip" that gives the customer lockout control on all services. Homeowners can lockout inappropriate television programming, on-line services. web sites, and lockout outbound long distance calls with a personal identification number (PIN);

Convenient access to the WAN or LAN network services through their PC; *Account updates on demand;

     Convenient payment method and process for all services received;

      Individual signal adjustment for each television set, optimizing picture quality, decreasing wear on the components, and increasing life expectancy of the television.

Fundamental Benefits: Developer

The developers derive direct benefit from the service offering and from Integrated.com's infrastructure. These benefits include:

An Incremental revenue stream paid as a right-to-access fee, increasing cash flow and equity without capital investment;

A   platform  that  supports  electronic  commerce  creating   an
additional, transaction-based revenue stream;

A customer service offering which provides a distinct advantage in the competition for homeowners;

increased real value of the property through the installation of state-of-the-art networking and infrastructure without capital investment;

A flexible platform, upgraded easily to accommodate new features as the market demands;

An   internal   communication  and  marketing  channel   to   all
homeowners;

Enhanced security systems that lower operating (insurance) costs by reducing liability; and

Database for mining that creates a third revenue stream.


The Core Technology

The core technology makes the following fundamental system attributes possible:

Utilization of existing infrastructure;

Full "addressability" and Interactively;

Foundation engineering that is easily evolved to facilitate the future's demands;

Low cost services; and the elimination of bandwidth as a barrier to enhanced service offerings.

QUALITY CONTROL

Integrated.com. understands the importance of a strong homeowner-developer relationship and sees both the developer and the homeowner as its valued customers. Integrated.com will vigorously compete to earn the respect of the developer and the homeowner and commits itself to providing a level of service that exceeds anything offered by incumbent providers.

Integrated.com does this in two ways:

Through end-to-end System Care and

Through end-to-end Customer Care.

System Care

The system is self-diagnostic. In the event that there is a problem within the system. it self-diagnoses and seamlessly moves to a back-up mode (redundant system) while alerting the Network Operations Center (NOC), a 24 hour/7 day monitoring and maintenance operation. The NOC immediately goes on-line with the system and can remedy virtually all software related issues online. In the event that the problem requires maintenance at the site, a service technician is immediately dispatched. The technician arrives "fully spared," meaning they carry every component in the system with them. The technician will arrive within two hours and the repairs will be completed in less than four hours. In virtually all cases, the repair will happen without the homeowner being aware of any problem. In addition to redundancy and selfdiagnosis, the system emits a heartbeat every hour on the hour. Failure to receive a "heartbeat" initiates immediate action as described above.

In the event of catastrophic failure, the TV service defaults to the favorite off-air channels, which are mapped to the bottom of the spectrum (channels 2-13). In the event of a complete power failure, battery supported televisions will receive off-air signals. Four hours of battery backup is provided to support the telephone system. To prolong battery life, certain system features are automatically shut down but primary functionality remains. This document is the exclusive property of Integrated.com.

Duplication or reprinting of this document must be authorized by Integrated.com. in writing. All information contained within this document is considered privileged and confidential.

Customer Care

The Customer Care program is equally comprehensive. The homeowner has 1-800 access to a state-of-the art Customer Care Center 24 hours a day/7 days a week. A fully trained service representative answers the call promptly and has the homeowner's full account in front of them on screen by the time the call is answered. The service representative is able to greet the caller by name, access any information about the service being provided to the homeowner and deal with any issue presented. Should the caller want to add a service, it is done immediately. Should there be a service problem, the service representative can immediately connect the homeowner with a technician at the Network Operations Center. Integrated.com. is committed to a service level Of 99.7%.

MARKETING

The Integrated.com marketing plan focuses on strategies that directly address the needs of the developer and the homeowner.

The goals of the marketing plan are as follows:

The developer: increase homeowner satisfaction and increase revenue;

Homeowners: provide unequalled services and customer care for less, maximize penetration, retention and usage, and value-add to the homeowner-developer relationship.

Developer

To  best  serve the needs of the developer, Integrated.com.
does the following:

Provides the developer with a flexible turnkey service;

Enhances  the  service offering by tailoring it to  the  specific
demographic/psychographic  profile  of  the  targeted   community
(development)

Monitors  and adjusts the service offering to ensure the  highest homeowner satisfaction level;
Actively   pursues  R  &  D  activity  to  maintain   competitive
advantage; and

Provides the developer with incremental revenue, the option of greater participation through a joint venture relationship and a further option of an equity position in the overall opportunity.

As part of the marketing strategy targeting the homeowner, Integrated.com. works directly with the developer. There are a number of benefits to enrolling the development manager in the program:

The developer becomes a key member of a team representing the best interests of the development and the homeowner; and- The developer has direct input into the service offering, and by extension. the satisfaction level of the homeowner.

To support the developer, Integrated.com provides the following:

Comprehensive sales training;

Full exposure and access to support operations, including the National Operations Center (NOC)and the Customer Care Center;

The   cooperative  development  of  the  service   offering   and
promotions   program  with  the  developer  including  pre-launch
homeowner notifications, surveys, and advertising;

Out-bound  call  center sales program coordinated  with  in-house
distribution   of   POS   materials  and   Integrated.com
pamphlets/sales brochures, and;

The deployment and staffing of a Integrated.com. kiosk demonstrating the service offering.

Homeowner

The marketing strategy targeting homeowners has three phases:

1) the pre-launch;

2) the launch; and

3) post launch.

Integrated.com's arrival is positioned as a strategic decision on the part of developer to provide their homeowners with the most cost-effective, efficient, reliable and comprehensive offering of services available. The pre-launch strategy includes both a communications program and a sales and service program:

Communications: This is a broad based initiative including a Homeowner Survey, Letter of introduction, Work Notices, and launch updates; and 9 Sales & Service: the Sales &Service program is multi-faceted, involving the developer and their team, Customer Care Center activity and collateral materials.

Sample Launch

A sample launch program includes:

Integrated.com's  homeowners kit, a  comprehensive  services
brochure    and   service   coupons   (long-distance    dollars),
supplier-generated promotional materials;

Promotions: Two-for-One Offer (first month free, second month pay, third month no obligation);a Demonstrations;

Subscriber roll out and registration;

Integrated.com's in-home equipment distribution

In-Bound/Out-bound Call Center Sales & Service Program.

Customer Retention

Customer retention and usage enhancement are supported by the following strategies:

Service reliability:

Out-bound  Customer  Care Center activity to ensure  satisfaction
Barker channel;

Internal E-mail marketing program;

Electronic bulletin board advertising;

Community center bulletin board: new services announcements;

Promotional programs: Integrated.com. and supplier generated.

IMPLEMENTATION

Integrated.com. will manage all aspects of the installation,
including  site  survey,  wiring,  Integrated.com.   system
installation, testing and activation.

Implementation Plan

The Implementation plan is as follows:

The developer will sign a letter of intent (LOI) indicating their interest in proceeding at which point the parties will begin the process of organizing the business;

Upon receipt of the LOI Integrated.com will proceed with the site survey and Engineer's Site

Report. The Engineer's Site Report is delivered to the developer for approval.

All installation, implementation and on going service will be provided by a national service company with extensive consumer experience.

RISK FACTOR

RULE 419 GENERALLY. Rule 419 generally requires that the securities to be issued and the funds received in a blank check offering be deposited and held in an escrow account until an acquisition meeting specified criteria is completed. Before the acquisition can be completed and before the funds and securities can be released, the issuer in a blank check offering is required to update its registration statement with a post-effective amendment. After the effective date of any such post-effective amendment, Integrated.com is required to furnish investors with the prospectus produced thereby containing information, including audited financial statements, regarding the proposed acquisition candidate and its business. Investors must be given no fewer than 20 and no more than 45 business days from the effective date of the post-effective amendment to decide to remain investors or require the return of their investment funds. Any investor not making a decision within said period is automatically to receive a return of his investment funds.

PROHIBITION TO SELL OR OFFER TO SELL SHARES IN ESCROW ACCOUNT. According to Rule 15g-8 as promulgated by the S.E.C. under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), it shall be unlawful for any person to sell or offer to sell Shares (or any interest in or related to the Shares) held in the Rule 419 escrow account other than pursuant to a qualified domestic relations order or by will or the laws of descent and distribution. As a result, contracts for sale to be satisfied by delivery of the Deposited Securities (e.g., contracts for sale on a when, as, and if issued basis) are prohibited.


DISCRETIONARY USE OF PROCEEDS; "BLANK CHECK" OFFERING.
As a result of management's broad discretion with respect to the specific application of the net proceeds of this offering, this offering can be characterized as a "blank check" offering. Although substantially all of the net proceeds of this offering are intended generally to be applied toward effecting a Business Combination, such proceeds are not otherwise being designated for any more specific purposes.Accordingly, prospective investors will invest in Integrated.com without an opportunity to evaluate the specific merits or risks of any one or more Business Combinations. There can be no assurance that determinations ultimately made by Integrated.com relating to the specific allocation of the net proceeds of this offering will permit the Company to achieve its business objectives. See "Proposed Business."



REGULATIONS CONCERNING "BLANK CHECK" ISSUERS. The ability to register or qualify for sale the Shares for both initial sale and secondary trading is limited because a number of states have enacted regulations pursuant to their securities or "blue sky" laws restricting or, in some instances, prohibiting, the sale of securities of "blank check" issuers, such as Integrated.com, within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, may not register the Shares for sale in their states. Because of such regulations and other restrictions, the Company's selling efforts, and any secondary market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or a blue sky application has been filed and accepted or where the Shares have been registered.



Speculative Nature of Company's Proposed Operations.

The securities offered hereby are highly speculative in nature and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors among other things, as well as all other information set forth in this prospectus.

Blue Sky Considerations.

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. However, some states may continue to restrict the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

Disadvantages Of Blank Check Offering.

     Integrated.com may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.


Item 2.   Financial Information.

The Registrant's financial data is referred to in Item 15 below.

Item 3.   Properties.

The  Company  currently maintains offices at  8  Carlisle  Drive,
Voorhees, New Jersey 08043.

Item  4.    Security Ownership of Certain Beneficial  Owners  and
            Management.

Security Ownership of Certain Beneficial Owners - Integrated.com

 Title of        Name of     Amount and Nature   Percent of
   Class       Beneficial      of Beneficial        Class
                Owner (1)        Owner (2)

Common           Robert       1,000,000 Common     33.33%
Stock           Stewart,
                  CEO,
                President
              And Director

Common          Robert J.     1,000,000 Common     33.33%
Stock             Mele,
              CFO, Treasuer
              and Director

Common          Joseph R.     1,000,000 Common     33.33%
Stock            Meloni,
                  Vice
               President,
              Secretary and
                Director

Item 5.   Directors and Executive Officers.

Robert Stewart, Age 42
President/Chief Executive Officer/Director
8 Carlisle Drive
Voorhees, New Jersey   08043

Robert J. Mele, Age 40
Chief Financial Officer/Treasurer/Director
8 Carlisle Drive
Voorhees, New Jersey  08043

Joseph R. Meloni, Age 54
Secretary/Vice President/Director
8 Carlisle Drive
Voorhees, New Jersey  08043

Resumes

Robert Stewart, President and Director


      Robert Stewart, age 42 is president of R. Stewart & Associates. Mr. Stewart's firm sells and installs design software for Land Surveyors, Civil Engineers and Contractors. Previously Mr. Stewart was a regional sales manager for Spectra Precision Software, responsible for dealer management and direct sales of Spectra products in the northeastern United States. Mr. Stewart spent 9 years as a Land Surveyor in New Jersey before turning to the business side of the industry. With an associates degree as a computer technician he went on to become Vice President/Sales Manager of Dynamic Office Systems Inc., a New Jersey firm implementing hardware and software solutions to the Civil Engineering market place.

Robert J. Mele, DPM, Treasurer and Director

Dr. Robert Mele, age 40, is a surgically trained foot and ankle specialist in private practice in Pennsylvania and New Jersey since 1989. Dr. Mele received his surgical training at Osteopathic Medical Center of Philadelphia. Dr. Mele handles patients from birth through geriatric. He is also responsible for Hospital Patient Management, Training of Surgical Residents as well as Adjunctive Professor Duties.

Joseph Meloni, Secretary and Director

      Joseph Meloni, age 54, worked in as well as ran a family business for 40 years. An expert in his industry, Mr. Meloni, sold the family business 6 years ago, but still services a few of his large accounts. Since 1993, Mr. Meloni has been a key member in the development and start-up of Ingetrated.com, Inc.
Item 6.   Executive Compensation.

None.

Item 7.   Certain Relationships and Related Transactions.

All three directors of Integrated.com, Inc. each received
1,000,000 shares as compensation for services. See recent sales of unregistered securities.


Item 8.   Legal Proceedings.

None.

Item  9.    Market  Price of and Dividends  on  the  Registrant's
            Common Equity and Related Stockholder Matters.

     Registrants common stock is not traded on any exchange.

     The Registrant has never paid a cash dividend and has no present intention of so doing.

Item 10.  Recent Sales of Unregistered Securities.

Integrated.com, Inc. recently sold 3,000,000 shares of its common stock to its officers and directors.

On October 1, 1999 all three officers of the corporation each received 1,000,000 shares of restricted common shares for services rendered under section 4(2) of the Securities Act of 1933.

Item   11.    Description  of  Registrant's  Securities   to   be
              Registered.

The securities of INT to be registered are common stock with $0.001 par value. The shares are non-assessable, without non-cumulative voting, but with pre-emptive rights.

Item 12.  Indemnification of Directors and Officers.

Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the issuer, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefor, unenforceable. In the event a demand for indemnification is made, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.

Item 13.  Financial Statements and Supplementary Data.

None.

Item  14.   Changes  in  and Disagreements  with  Accountants  on
            Accounting and Financial Disclosure.

There has been a recent change in accountants. This change occured due to a business decision by the previous accountant to cease auditing public companies. Please note accountant's letter in exhibit 16.1.

Item 15.  Financial Statements and Exhibits.

See Exhibit 13.1 below.

SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


INTEGRATED.COM, INC.

By: /s/ Robert Stewart
Robert Stewart, President



                          EXHIBIT INDEX

Exhibit                     Description                      Method of
Number                                                       Filing

3.1       Articles of Incorporation filed with the Nevada    See Below
          Secretary of State on June 30, 1999

3.2       Bylaws of Integrated.com, Inc.                     See Below

13.1      Audited Financials Statements prepared by Barry    See Below
          Friedman, CPA dated February 28, 1999

16.1      Letter from Davis & Ellsworth certifying change
          in accountants  						                             See Below




      EX-3.1
          2



                    Articles Of Incorporation
                               Of
                      INTEGRATED.COM, INC.


Know all men by these present that the undersigned have this day voluntarily associated ourselves together for the purpose of forming a corporation under and pursuant to the provisions of Nevada Revised Statutes 78.010 to Nevada Revised Statues 78.090 inclusive as amended and state and certify that the articles of incorporation are as follows:


     First:         Name

     The  name  of the corporation is INTEGRATED.COM, Inc.,  (The
"Corporation").


     Second:        Registered Office and Agent

The address of the registered office of the corporation in the State Of Nevada is 3360 W. Sahara Ave. Suite 200, in the city of Las Vegas, County of Nevada 89102. The name and address of the corporation's registered agent in the State of Nevada is Shawn F. Hackman, Esq. at said address, until such time as another agent is duly authorized and appointed by the corporation.


     Third:         Purpose and Business

     The purpose of the corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Nevada Revised Statutes of the State of Nevada, including, but not limited to the following:

       (a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this corporation is organized;

       (b) The Corporation shall have power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law;

       (c) The Corporation shall have power to sue and be sued in any court of law or equity;

       (d)  The Corporation shall have power to make contracts;

       (e) The Corporation shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country;

       (f) The corporation shall have power to appoint such officers and agents as the affairs of the Corporation shall requite and allow them suitable compensation;

       (g) The Corporation shall have power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders;

       (h) The Corporation shall have the power to wind up and dissolve itself, or be wound up or dissolved;

       (i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the same. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document;

       (j) The Corporation Shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object;

       (k) The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Nevada, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any;

       (l) The Corporation shall have the power to purchase, hold, sell and transfer shares of its own capital stock and use therefor its capital, capital surplus, surplus or other property or fund;

       (m) The Corporation shall have to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Nevada and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country;

       (n) The Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its articles of incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the articles of incorporation of the Corporation, or any amendment thereof;

       (o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes;

       (p) The Corporation shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.


     Forth:  Capital Stock

     1. Classes and Number of Shares. The total number of shares of all classes of stock, which the corporation shall have authority to issue is Twenty Five Million (25,000,000) shares of Common Stock, par value of $0.001 per share (The "Common Stock") and no Preferred Stock.

     2.   Powers and Rights of Common Stock

     (a) Preemptive Right. No shareholders of the Corporation holding common stock shall have any preemptive or other right to subscribe for any additional un-issued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation;

     (b) Voting Rights and Powers. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one
          (1) vote in person or by proxy for each share of the Common Stock standing in his/her name;

     (c)  Dividends and Distributions

          (i) Cash Dividends. Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of assets of funds of the Corporation legally available therefor;

         (ii)  Other Dividends and Distributions. The Board of
               Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock;

        (iii) Other Rights. Except as otherwise required by the Nevada Revised Statutes and as may otherwise be provided in these Articles of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation;

        3.     Preferred   Stock   The   powers,   preferences, rights,
  qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board of Directors in its sole discretion, authority to do so being hereby expressly vested in such board.

        4. Issuance of the Common Stock and the Preferred Stock. The Board of Directors of the Corporation may from time to time authorize by resolution the issuance of any or all shares of the
  Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in these Articles of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and  in the case of the Preferred Stock, in one or more series, all as the Board of Directors in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board of Directors, from time to time, also may authorize, by resolution, options, warrants  and
  other   rights  convertible  into  Common  or  Preferred  stock
  (collectively "securities.") The securities must be issued for such consideration, including cash, property, or services, as the Board or Directors may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value if the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock divided or split-up of the shares of the Common Stock only to the then holders of the outstanding shares of the Common Stock.

       5.     Cumulative   Voting.  Except  as  otherwise required   by
  applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.


     Fifth:         Adoption of Bylaws.

      In the furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the Bylaws of the Corporation (the "Bylaws").

     Sixth:         Shareholder Amendment of Bylaws.

     Notwithstanding Article Fifth hereof, the bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock, regardless of class and voting together as a single voting class.


     Seventh:  Board of Directors

     The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as may otherwise be provided pursuant to Section 4 or Article Forth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be determined from time to time by a bylaw or amendment thereto, providing that the number of directors shall not be reduced to less that two (2). The directors holding office at the time of the filing of these Articles of Incorporation shall continue as directors until the next annual meeting and/or until their successors are duly chosen.


     Eighth:        Term of Board of Directors.

      Except as otherwise required by applicable law, each director shall serve for a term ending on the date of the third Annual Meeting of Stockholders of the Corporation (the "Annual Meeting") following the Annual Meeting at which such director was elected. All directors, shall have equal standing.

      Not withstanding the foregoing provisions of this Article Eighth each director shall serve until his successor is elected and qualified or until his death, resignation or removal; no decrease in the authorized number of directors shall shorten the term of any incumbent director; and additional directors, elected pursuant to Section 4 or Article Forth hereof in connection with rights to elect such additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board or Directors establishing such class or series.


     Ninth:         Vacancies on Board of Directors

     Except as may otherwise be provided pursuant to Section 4 of Article Forth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal, or other causes, shall be filled solely by the quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.


     Tenth:         Removal of Directors

     Except as may otherwise be provided pursuant to Section 4 or Article Fourth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote in connection with the election of such director, provided, however, that where such removal is approved by a majority of the Directors, the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the election of such director shall be required for approval of such removal. Failure of an incumbent director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.


     Eleventh: Stockholder Action

      Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called Annual Meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permitting stockholder approval is approved by a majority of the Directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of Voting Stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law these Articles have been satisfied.


     Twelfth:       Special Stockholder Meeting

      Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board or the President. Special meeting may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.


     Thirteenth:    Location of Stockholder Meetings.

      Meetings of stockholders of the Corporation may be held within or without the State of Nevada, as the Bylaws may provide. The books of the Corporation may be kelp (subject to any provision of the Nevada Revised Statutes) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.


     Fourteenth:    Private Property of Stockholders.

     The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the corporation's debts.


      Fifteenth:      Stockholder Appraisal  Rights  in  Business
                      Combinations.

      To the maximum extent permissible under the Nevada Revised Statutes of the State of Nevada, the stockholders of the Corporation shall be entitled to the statutory appraisal rights provided therein, with respect to any business Combination involving the Corporation and any stockholder (or any affiliate or associate of any stockholder), which required the affirmative vote of the Corporation's stockholders.


     Sixteenth:     Other Amendments.

      The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by applicable law and all rights conferred on stockholders herein granted subject to this reservation.


     Seventeenth:   Term of Existence.

     The Corporation is to have perpetual existence.


     Eighteenth:    Liability of Directors.

       No director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officers involving any act or omission of any such director or officer. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.


      Nineteenth:     Name  and Address of  first  Directors  and
                      Incorporators.

     The name and address of the incorporators of the Corporation and the first Directors of the Board of Directors of the Corporation which shall be one (1) in number is as follows:

                           DIRECTOR #1
                     Shawn F. Hackman, Esq.
                  3360 W. Sahara Ave. Suite 200
                      Las Vegas, NV  89102

     I, Shawn F. Hackman, being the first director and Incorporator herein before named, for the purpose of forming a corporation pursuant to the Nevada Revised Statutes of the State of Nevada, do make these Articles, hereby declaring and certifying that this is my act and deed and the facts herein stated are true and accordingly have hereunto set my hand this 30th day of June 1999.


By:/s/Shawn F. Hackman
   Shawn F. Hackman, Esq.




                          Verification

State Of Nevada     )
                    )ss.
County Of Clark     )

     On this 30th day of June 1999, before me, the undersigned, a Notary Public in and for said State, personally appeared Shawn F. Hackman, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who subscribed his name to the Articles of Incorporation and acknowledged to me that he executed the same freely and voluntarily and for the use and purposes therein mentioned.



By: _______________________________
Notary Public in and for said
County and State


                  ACCEPTANCE OF RESIDENT AGENT

     The undersigned, Shawn F. Hackman, Esq., 3360 West Sahara
Avenue, Suite 200, Las Vegas, Nevada 89102, hereby accepts appointment as the resident agent for INTEGRATED.COM, INC., effective this date.

     Dated on the 30th day of June, 1999.


                                        By:/s/Shawn F. Hackman
                                             Shawn F. Hackman, Esq.




      EX-3.2
          3


                            BYLAWS

                              OF

                     INTEGRATED.COM, INC.


                     ARTICLE I:  OFFICES


     The principal office of the Corporation in the State of

Nevada  shall be located in Las Vegas, County of Clark,  the

Corporation  may have such other offices, either  within  or without  the  State of Nevada, as the Board of Directors  my designate or as the business of the Corporation may  require from time to time.



                  ARTICLE II:  SHAREHOLDERS

      SECTION 1.  Annual Meeting.  The annual meeting of the

shareholders shall be held on the 15th day in the  month  of

December  in  each year, beginning with the  transaction  of such  other business as my come before the meeting.  If  the day fixed for the annual meeting shall be a legal holiday in the  Sate of Nevada, such meeting shall be held on the  next succeeding business day.  If the election of Directors shall be  held on the day designated herein for any annual meeting of the shareholders or at any adjournment thereof, the Board of  Directors  shall cause the election  to  be  held  at  a special  meeting of the shareholders as soon  thereafter  as conveniently may be.

      SECTION 2.  Special Meetings.  Special meeting of  the

shareholders, for any purpose or purposes, unless  otherwise prescribed by statute, may be called by the President or  by the Board of Directors, and shall be called by the President at  the  request of the holders of not less than ten percent

(10%)  of  all  the  outstanding shares of  the  Corporation entitled to vote at the meeting.

      SECTION  3.  Place of Meeting.  The Board of Directors

my  designate any place, either within our without the State

of   Nevada, unless otherwise prescribed by statute, as  the

place  of meeting for any annual meeting or for any  special

meeting.   A  waiver  of notice signed by  all  shareholders

entitled  to  vote  at  a meeting may designate  any  place,

either  within  our  without the  State  of  Nevada,  unless otherwise  prescribed  by statute,  as  the  place  for  the holding  of  such meeting.  If no designation is  made,  the place  of  meeting  shall  be the principal  office  of  the

Corporation.

      SECTION 4.  Notice of Meeting.  Written notice stating

the  place, day and hour of the meeting and, in  case  of  a special  meeting,  the  purpose or purposes  for  which  the meeting  is  called,  shall unless otherwise  prescribed  by statute,  be delivered not less than ten (10) nor more  than sixty  (60)  days  before the date of the meeting,  to  each

shareholder of record entitled to vote at such meeting.   If

mailed,  such  notice shall be deemed to be  delivered  when deposited  in  the  United States  Mail,  addressed  to  the shareholder  at  his  address as it  appears  on  the  stock transfer  books  of  the Corporation, with  postage  thereon prepaid.

      SECTION  5.   Closing of Transfer Books or  Fixing  of

Record.    For   the  purpose  of  determining  shareholders

entitled  to  notice  of  or  to  vote  at  any  meeting  of shareholders  or  any adjournment thereof,  or  shareholders entitled to receive payment of any dividend, or in order  to make  a  determination of shareholders for any other  proper purpose,  the  Board  of Directors of  the  Corporation  may provide that the stock transfer books shall be closed for  a stated  period,  but not to exceed in any  case  fifty  (50)

days.   If the stock transfer books shall be closed for  the

purpose of determining shareholders entitled to notice of or to  vote  at a meeting of shareholders, such books shall  be closed  for at least fifteen (15) days immediately preceding such  meeting.  In lieu of closing the stock transfer books,

the  board  of Directors may fix in advance a  date  as  the record date for any such determination of shareholders, such date  in any case to be not more than thirty (30) days  and,

in case of a meeting of shareholders, not less than ten (10)

days,  prior  to  the  date on which the  particular  action requiring such determination of shareholders is to be taken.

If  the  stock transfer books are not closed and  no  record date is fixed for the determination of shareholders entitled to  notice  of  or to vote at a meeting of shareholders,  or shareholders entitled to receive payment of a dividend,  the date on which notice of the meeting is mailed or the date on which  the  resolution of the Board of  Directors  declaring such  dividend is adopted, as the case may be, shall be  the record date for such determination  of shareholders.  When a determination  of  shareholders  entitled  to  vote  at  any meeting  of shareholders has been made as provided  in  this section,  such determination shall apply to any  adjournment thereof.

      SECTION 6.  Voting Lists.  The officer or agent having

charge  of  the  stock  transfer books  for  shares  of  the corporation  shall  make  a complete  list  of  shareholders entitled  to  vote  at each meeting of shareholders  or  any adjournment  thereof, arranged in alphabetical  order,  with

the address of and the number of shares held by each.   Such

lists  shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder  during the whole time of the  meeting  for  the purposes thereof.

      SECTION  7.   Quorum.  A majority of  the  outstanding

shares  of the Corporation entitled to vote, represented  in person  or by proxy, shall constitute a quorum at a  meeting of shareholders.  If less than a majority of the outstanding shares  are  represented at a meeting,  a  majority  of  the shares  so represented may adjourn the meeting from time  to time  without further notice.  At such adjourned meeting  at which a quorum shall be present or represented, any business may  be  transacted which might have been transacted at  the meeting as originally noticed.  The shareholders present  at a  duly  organized meeting may continue to transact business until  adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

      SECTION 8.  Proxies.  At all meetings of shareholders,

a  shareholder  may vote in person or by proxy  executed  in writing  by  the  shareholder or by his or  duly  authorized

attorney-in-fact.   Such  proxy  shall  be  filed  with  the

secretary  of the Corporation before or at the time  of  the meeting.  A meeting of the Board of Directors my be  had  by means  of  telephone  conference or  similar  communications equipment by which all persons participating in the  meeting can  hear  each other, and participation in a meeting  under such circumstances shall constitute presence at the meeting.

      SECTION  10.   Voting  of Shares by  Certain  Holders.

Shares  standing in the name of another corporation  may  be voted by such officer, agent or proxy as the Bylaws of  such corporation  may  prescribe  or,  in  the  absence  of  such provision, as the Board of Directors of such corporation may determine.

      Shares held by an administrator, executor, guardian or

conservator my be voted by him either in person or by proxy,

without  a  transfer of such shares into his  name.   Shares

standing  in  the  name of a trustee may be  voted  by  him,

either  in  person  or  by proxy, but no  trustee  shall  be entitled  to  vote shares held by him without a transfer  of such shares into his name.

      Shares standing in the name of a receiver may be voted

by such receiver, and shares held by or under the control of a  receiver  may  be  voted  by such  receiver  without  the transfer  thereof into his name, if authority to  do  so  be contained in an appropriate order of the court by which such receiver was appointed.

      A  shareholder  whose  shares  are  pledged  shall  be

entitled  to  vote  such shares until the shares  have  been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

      Shares  of  its own stock belonging to the Corporation

shall  not be voted  directly or indirectly, at any meeting,

and shall not be counted in determining the total number  of outstanding shares at any given time.

      SECTION 11.  Informal Action by Shareholders.   Unless

otherwise provided by law, any action required to  be  taken at  a meeting of the shareholders, or any other action which may  be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action  so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

              ARTICLE III:  BOARD OF DIRECTORS

      SECTION 1.  General Powers.  The business and  affairs

of  the  Corporation  shall  be  managed  by  its  Board  of

Directors.

      SECTION  2.   Number, Tenure and Qualifications.   The

number of directors of the Corporation shall be fixed by the

Board of Directors, but in no event shall be less than one (

      1)  Each Director shall hold office until the next annual

meeting  of  shareholder and until his successor shall  have been elected and qualified.

     SECTION 3.  Regular Meetings.  A regular meeting of the

Board  of Directors shall be held without other notice  than this Bylaw immediately after, and at the same place as,  the annual meeting of shareholders.  The Board of Directors  may provide,  by resolution, the time and place for the  holding of  additional  regular meetings without notice  other  than such resolution.

      SECTION 4.  Special Meetings.  Special meetings of the

Board of Directors may be called by or at the request of the

President  or  any  two directors.  The  person  or  persons

authorized  to  call  special  meetings  of  the  Board   of

Directors may fix the place for holding any special  meeting of the Board of Directors called by them.

      SECTION  5.   Notice.  Notice of any  special  meeting

shall  be  given  at least one (1) day previous  thereto  by written  notice  delivered  personally  or  mailed  to  each

director  at  his  business address,  or  by  telegram.   If

mailed,  such  notice shall be deemed to be  delivered  when deposited  in  the  United  Sates mail  so  addressed,  with postage  thereon prepaid.  If notice be given  by  telegram,

such  notice  shall  be  deemed to  be  delivered  when  the

telegram  is  delivered  to  the  telegraph  company.    Any

directors  may waive notice of any meeting.  The  attendance of  a  director at a meeting shall constitute  a  waiver  of notice  of  such meeting, except where a director attends  a

meeting  for  the  express  purpose  of  objecting  to   the

transaction  of  any  business because the  meeting  is  not lawfully called or convened.

      SECTION  6.   Quorum.  A majority  of  the  number  of

directors  fixed  by  Section 2 of  the  Article  III  shall constitute a quorum for the transaction of business  at  any meeting  of  the Board of Directors, but if less  than  such majority  is  present  at  a  meeting,  a  majority  of  the directors present may adjourn the meeting from time to  time without further notice.

      SECTION 7.  Manner of Acting.  The act of the majority

of  the directors present at a meeting at which a quorum  is present shall be the act of the Board of Directors.

      SECTION 8.  Action Without a Meeting.  Any action that

may  be taken by the Board of Directors at a meeting may  be taken  without  a  meeting if a consent in writing,  setting forth the action so to be taken, shall be signed before such action by all of the directors.

      SECTION 9.  Vacancies.  Any vacancy occurring  in  the

Board of Directors may be filled by the affirmative vote  of a  majority  of the remaining directors though less  than  a quorum  of the Board of Directors, unless otherwise provided

by  law.   A  director elected to fill a  vacancy  shall  be

elected for the unexpired term of his predecessor in office.

Any  directorship to be filled by reason of an  increase  in the  number  of directors may be filled by election  by  the

Board  of  Directors  for a term of office  continuing  only until the next election of directors by the shareholders.

      SECTION 10.  Compensation.  By resolution of the Board

of  Directors,  each director may be paid his  expenses,  if

any,  of  attendance  at  each  meeting  of  the  Board   of

Directors, and may be paid a stated salary as a director  or a  fixed sum for attendance at each meeting of the Board  of

Directors  or  both.   No such payment  shall  preclude  any

director  from serving the Corporation in any other capacity and receiving compensation thereof.

      SECTION 11.  Presumption of Assent.  A director of the

Corporation  who  is present at a meeting of  the  Board  of

Directors at which action on any corporate matter  is  taken shall  be  presumed  to have assented to  the  action  taken unless  his dissent shall be entered in the minutes  of  the meeting or unless he shall file his written dissent to  such action  with  the  person acting as  the  Secretary  of  the meeting  before  the adjournment thereof, or  shall  forward such  dissent  by  registered mail to the Secretary  of  the

Corporation  immediately  after  the  adjournment   of   the

meeting.   Such  right  to dissent  shall  not  apply  to  a

director who voted in favor of such action.

                   ARTICLES IV:  OFFICERS

      SECTION  1.   Number.  The officers of the corporation

shall  be  a  President,  one or  more  vice  Presidents,  a

Secretary and a Treasurer, each of whom shall be elected  by the  Board  of Directors.  Such other officers and assistant officers  as  may  be deemed necessary  may  be  elected  or appointed by the Board of Directors, including a Chairman of

the  Board.   In its discretion, the Board of Directors  may

leave  unfilled for any such period as it may determine  any office except those of President and Secretary.  Any two  or more  offices may be held by the same person.  Officers  may be directors or shareholders of the Corporation.

      SECTION 2.  Election and Term of Office.  The officers

of  the  Corporation to be elected by the board of Directors shall  be elected annually by the board of Directors at  the first  meeting  of the Board of Directors  held  after  each annual  meeting  of the shareholders.  If  the  election  of officers  shall not be held at such meeting,  such  election shall  be  held as soon thereafter as conveniently  may  be.

Each  officer  shall hold office until his  successor  shall have  been duly elected and shall have qualified,  or  until his  death,  or  until he shall resign or  shall  have  been removed in the manner hereinafter provided.

      SECTION  3.   Removal.  Any officer or  agent  may  be

removed  by  the  Board  of  Directors  whenever,   in   its

judgement,  the  best interests of the Corporation  will  be served  thereby, but such removal shall be without prejudice to  the  contract rights, if any, of the person so  removed.

Election or appointment of an officer or agent shall not  of itself create contract rights, and such appointment shall be terminable at will.

     SECTION 4.  Vacancies.  A vacancy in any office because

of   death,   resignation,  removal,   disqualification   or

otherwise, may be filled by the Board of Directors  for  the unexpired portion of the term.

      SECTION 5.     President.  The president shall be  the

principal executive officer of the Corporation and,  subject to  the  control of the Board of Directors, shall in general supervise and control all of the business and affairs of the

Corporation.   He  shall,  when  present,  preside  at   all

meetings  of the shareholders and of the Board of Directors,

unless  there is a Chairman of the Board, in which case  the

Chairman shall preside.  He may sign, with the Secretary  or any  other  proper  officer  of  the  Corporation  thereunto authorized  by  the  Board  of Directors,  certificates  for shares  of  the  Corporation, any  deed,  mortgages,  bonds,

contract,  or other instruments which the Board of Directors has  authorized  to be executed, except in cases  where  the signing  and execution thereof shall be expressly  delegated by  the Board of Directors or by there Bylaws to some  other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform  all duties incident to the office of President  and such  other  duties as may be prescribed  by  the  Board  of

Directors from time to time.

      SECTION  6.   Vice President.  In the absence  of  the

president or in the event of his death, inability or refusal to  act, the Vice President shall perform the duties of  the

President, and when so acting, shall have all the powers  of and  be  subject to all the restrictions upon the President.

The  Vice President shall perform such other duties as  from time  to time may be assigned to him by the President or  by the  Board  of  Directors,  If there is more than  one  Vice

President,  each Vice President shall succeed to the  duties of the President in order of rank as determined by the Board

of  Directors.   If  no such rank has been determined,  then

each  Vice  President shall succeed to  the  duties  of  the

President  in  order of date of election, the earliest  date having the first rank.

     SECTION 7.  Secretary.  The Secretary shall:  (a)  keep

the  minutes of the Board of Directors in one or more minute books  provided for the purpose; (b)  see that  all  notices are  duly  given in accordance with the  provisions  of  the

Bylaws  or  as  required by law; (c)  be  custodian  of  the corporate records and of the seal of the Corporation and see

that  the  seal  of  the  Corporation  is  affixed  to   all

documents,  the  execution  of  which  on  behalf   of   the

Corporation under its seal is duly authorized; (d)   keep  a

register  of  the  post office address of  each  shareholder

which   shall  be  furnished  to  the  Secretary   by   such

shareholder;  (e)  sign with the President certificates  for share  of the Corporation, the issuance of which shall  have been authorized by resolution of the Board of Directors; (f)

have  general  charge  of the stock transfer  books  of  the

Corporation, and (g) in general perform all duties  incident to the office of the Secretary and such other duties as from time  to time may be assigned to him by the President or  by the Board of Directors.

     SECTION 8.  Treasurer.  The Treasurer shall:  (a)  have

charge  and custody of and be responsible for all funds  and

securities  of  the  Corporation;  (b)   receive  and   give

receipts  for  moneys due and payable to the Corporation  in such  banks, trust companies or other depositories as  shall be  selected in accordance with the provisions of Article VI of these Bylaw; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by  the  Board  of Directors.  If required by the  Board  of

Directors, the Treasurer shall give a bond for the  faithful discharge  of his duties in such sum and with such  sureties as the Board of Directors shall determine.

      SECTION  9.   Salaries.  The salaries of the  officers

shall  be fixed from time to time by the Board of Directors,

and no officer shall be prevented from receiving such salary by  reason  of  the fact that he is also a director  of  the

Corporation.


                    ARTICLE V:  INDEMNITY

     The Corporation shall indemnify its directors, officers

and employees as follows:

      (a)  Every  director,  officer,  or  employee  of  the

Corporation shall be indemnified by the Corporation  against

all   expenses  and  liabilities,  including  counsel  fees,

reasonable  incurred by or imposed upon  him  in  connection with  any  proceeding  to which he may become  involved,  by reason  of  his  being or having been a  director,  officer,

employee or agent of the Corporation or is or was serving at the  request  of  the  Corporation as a  director,  officer,

employee  or  agent  of the corporation, partnership,  joint venture,  trust  or  enterprise, or any settlement  thereof,

whether or not he is a director, officer, employee or  agent at the time such expenses are incurred, except in such cases wherein  the  director,  officer, or  employee  is  adjudged

guilty   of  willful  misfeasance  or  malfeasance  in   the

performance of his duties; provided that in the event  of  a settlement the indemnification herein shall apply only  when

the   Board  of  Directors  approves  such  settlement   and

reimbursement  as  being  for  the  best  interests  of  the

Corporation.

     (b)  The Corporation shall provide to any person who is

or  was  a  director, officer, employee,  or  agent  of  the

Corporation  or  is  or was serving at the  request  of  the

Corporation as director, officer, employee or agent  of  the

corporation,   partnership,   joint   venture,   trust    or

enterprise,   the  indemnity  against  expenses   of   suit,

litigation   or  other  proceedings  which  is  specifically

permissible under applicable law.

     (c)  The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of the Article V.


     ARTICLE VI:  CONTRACTS, LOANS, CHECKS, AND DEPOSITS

      SECTION  1.   Contracts.  The Board of  Directors  may

authorize any office or officers, agent or agents, to  enter into  any contract or execute and deliver any instrument  in the  name  of  and  on behalf of the Corporation,  and  such authority may be general or confined to specific instances.

      SECTION  2.   Loans.  No loans shall be contracted  on

behalf  of  the Corporation and no evidences of indebtedness

shall  be  issued  in  its  name  unless  authorized  by   a

resolution of the Board of Directors.  Such authority may be general or confined to specific instances.

     SECTION 3.  Checks, Drafts, etc.  All checks, drafts or

other  orders  for  the  payment of money,  notes  or  other

evidences  of  indebtedness  issued  in  the  name  of   the

Corporation,  shall be signed by such officer  or  officers,

agent  or  agents of the Corporation and in such  manner  as shall  from time to time be determined by resolution of  the

Board of Directors.

     SECTION 4.  Deposits.  All funds of the Corporation not

otherwise employed shall be deposited from time to  time  to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.


  ARTICLE VII.  CERTIFICATES FOR SHARES AND THEIR TRANSFER

      SECTION  1.   Certificates for  Shares.   Certificates

representing shares of the Corporation shall be in such form

as  shall  be  determined by the Board of  Directors.   Such

certificates  shall be signed by the President  and  by  the

Secretary or by such other officers authorized by law and by the  Board  of  Directors  so to do,  and  sealed  with  the

corporate  seal.   All  certificates  for  shares  shall  be

consecutively  numbered or otherwise identified.   The  name

and  address  of  the person to whom the shares  represented thereby  are issued, with the number of shares and  date  of issue,  shall be entered on the stock transfer books of  the

Corporation.    All   certificates   surrendered   to    the

Corporation  for  transfer shall be  cancelled  and  no  new certificate shall be issued until the former certificate for a  like  number  of shares shall have been  surrendered  and cancelled,  expect  that in case of  a  lost,  destroyed  or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board  of

Directors may prescribe.

      SECTION 2.  Transfer of Shares.  Transfer of shares of

the  Corporation  shall be made only on the  stock  transfer books of the Corporation by the holder of record thereof  or by  his  legal  representative,  who  shall  furnish  proper evidence  of  authority  to transfer,  or  by  his  attorney thereunto authorized by power of attorney duly executed  and

filed  with  the  Secretary  of  the  Corporation,  and   on

surrender  for  cancellation of  the  certificate  for  such shares.  The person in whose name shares stand on the  books of  the Corporation shall be deemed by the Corporation to be the  owner thereof for all purposes, Provided, however, that upon  any  action undertaken by the shareholder to  elect  S

Corporation status pursuant to Section 1362 of the  Internal

Revenue  Code  and  upon any shareholders agreement  thereto restricting the transfer of said shares so as to  disqualify said  S  Corporation  status, said restriction  on  transfer shall  be  made  a  part  of the  Bylaws  so  long  as  said agreements is in force and effect.


                 ARTICLE VIII:  FISCAL YEAR

      The fiscal year of the Corporation shall begin on  the

1st  day  of January and end on the 31st day of December  of

each year.


                   ARTICLE IX:  DIVIDENDS

      The  Board of Directors may from time to time declare,

and  the  Corporation may pay, dividends on its  outstanding shares  in  the  manner  and upon the  terms  and  condition provided by law and its Articles of Incorporation.

                 ARTICLE X:  CORPORATE SEAL

      The  Board of Directors shall provide a corporate seal

which  shall  be  circular in form and shall have  inscribed thereon  the  name  of  the Corporation  and  the  state  of incorporation and the words, Corporate Seal.


                ARTICLE XI:  WAIVER OF NOTICE

      Unless otherwise provided by law, whenever any  notice

is  required  to be given to any shareholder or director  of the  Corporation  under the provision  of  the  Articles  of

Incorporation  or  under the provisions  of  the  applicable

Business  Corporation  Act,  a waiver  thereof  in  writing,

signed  by  the person or persons entitled to  such  notice,

whether  before or after the time stated therein,  shall  be deemed equivalent to the giving of such notice.


                  ARTICLE XII:  AMENDMENTS

      These  Bylaws may be altered, amended or repealed  and

new  Bylaws may be adopted by the Board of Directors at  any regular or special meeting of the Board of Directors.

     The above Bylaws are certified to have been adopted  by

the Board of Directors of the Corporation on the 30th day of

June, 1999.

                            By:/s/Joseph R. Meloni
                              Joseph R. Meloni, Secretary





      EX-13.1

INTEGRATED.COM, INC.
(A Development Stage Company)


FINANCIAL STATEMENTS

February 25, 2000
December 31, 1999


                               TABLE OF CONTENTS


                                                             	PAGE #


	INDEPENDENT AUDITORS REPORT	                                   1


	ASSETS	                                                        2


	LIABILITIES AND STOCKHOLDERS' EQUITY	                          3


	STATEMENT OF OPERATIONS	                                       4


	STATEMENT OF STOCKHOLDERS' EQUITY 	                            5


	STATEMENT OF CASH FLOWS	                                       6


	NOTES TO FINANCIAL STATEMENTS	                                 7-10

















INDEPENDENT AUDITORS' REPORT

Board of Directors	February 28, 2000
INTEGRATED.COM, INC.
Apache Junction, Arizona

I have audited the accompanying Balance Sheets of INTEGRATED.COM, INC. (A Development Stage Company), as of February 25, 2000, December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2000 to February 25, 2000, and June 30, 1999, (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTEGRATED.COM, INC. (A Development Stage Company), as of February 25, 2000, December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2000 to February 25, 2000, and June 30, 1999, (inception) to December 31, 1999, in conformity with generally accepted accounting principles.
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


___________________________
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, NV  89123
(702) 361-8414


                            INTEGRATED.COM, INC.
                       (A Development Stage Company)


                               BALANCE SHEET


ASSETS


				                                     February            December
				                                     25, 2000 	          31, 1999


CURRENT ASSETS		                           	$	0	                $	0

	TOTAL CURRENT ASSETS		                    	$	0	                $	0


OTHER ASSETS			                             $	0	                $	0

	TOTAL OTHER ASSETS			                      $	0	                $	0



TOTAL ASSETS			                             $	0	                $	0






















The accompanying notes are an integral part of these financial statements

- 2 -
INTEGRATED.COM, INC.
(A Development Stage Company)

BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY

                                           				 February		 December
                                           				 25, 2000		 31, 1999


CURRENT LIABILITIES 		                            	 $	0	     $	0

	TOTAL CURRENT LIABILITIES		                       	$ 0   	  $ 0

STOCKHOLDERS' EQUITY (Note #4)

	Common stock
	Par value $0.001
	Authorized 25,000,000 shares
	Issued and outstanding at

	December 31, 1999 -
	3,000,000 shares			                                       		$	3,000

	February 25, 2000 -
	3,000,000 shares			                               $	3,000


	Additional Paid-In Capital		                        		0		      0

	Deficit accumulated during
	The development stage			                         	-3,000		  -3,000

TOTAL STOCKHOLDERS' EQUITY		                        	$ 0		    $ 0

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY			                              $	0	     $	0










The accompanying notes are an integral part of these financial statements

- 3 -
INTEGRATED.COM, INC.
(A Development Stage Company)


STATEMENT OF OPERATIONS


                                     		Jan. 1,	  Jun. 30,	   Jun.30,1999
		                                     2000,to   1999,to     (Inception)
	                                     	Feb. 25,	 Dec. 31,	   to Feb. 25,
	                                      	2000	     1999	         2000

INCOME
	Revenue		                              	$	0	      $	0	         $	0


EXPENSES

General and
Administrative		                        	$	0	      $	3,000	     $	3,000

		TOTAL EXPENSES			                      $	0	      $	3,000	     $	3,000


NET PROFIT/LOSS (-)		                   	$	0      	$	-3,000    	$	-3,000



Net Profit/Loss (-)
per weighted share
(Note #1)			                             $	NIL	    $	-.0010	    $	-.0010


Weighted average
Number of common
shares outstanding			                   	3,000,000		3,000,000		3,000,000










The accompanying notes are an integral part of these financial statements

- 4

INTEGRATED.COM, INC.
(A Development Stage Company)


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


		                                                  	Additional	   Accumu-
	                        Common          Stock       paid-in       lated
	                        Shares	         Amount	     Capital       Deficit

June 30, 1999
issued for services		    3,000,000	      $	3,000	      $	0	         $	0

Net loss,
June 30, 1999
(inception) to
	December 31, 1999								                                          -3,000

Balance,
December 31, 1999	      	3,000,000	     $	3,000	       $	0	         $	-3,000

Net Loss,
January 1, 2000 to
February 25, 2000								                                              0

Balance,
February 25, 2000		      3,000,000	    	$ 3,000	       $ 0          $ -3,000




















The accompanying notes are an integral part of these financial statements

- 5

INTEGRATED.COM, INC.
(A Development Stage Company)

                            STATEMENT OF CASH FLOWS

                                 		Jan. 1,	      Jun.30,	     Jun.30,1999
		                                 2000, to	     1999, to	    (Inception)
		                                 Feb. 25,	     Dec. 31,	    to Feb. 25,
		                                  2000	        1999	           2000
Cash Flows from
Operating Activities

	Net Loss			                        $	0	         $	-3,000	      $	-3,000

	Adjustment to
	Reconcile net loss
	To net cash provided
	by operating
	Activities
	Issue common stock
	For services				                     0		         +3,000		        +3,000

Changes in assets and
Liabilities			                       	0		             0		           0

Net cash used in
Operating activities			             $	0	            $	0	           $	0

Cash Flows from
Investing Activities			              	0		             0            		0

Cash Flows from
Financing Activities

	Issuance of Common
	Stock for Cash				                   0		             0  	          	0

Net Increase (decrease)			          $	0	            $	0	           $	0

Cash,
Beginning of period			               	0		             0		            0

Cash, End of Period			              $	0	            $	0	           $ 0





The accompanying notes are an integral part of these financial statements

- 6 -
INTEGRATED.COM, INC.
(A Development Stage Company)


NOTES TO FINANCIAL STATEMENTS

February 25, 2000, and December 31, 1999



NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized June 30, 1999, under the laws of the State of Nevada as INTEGRATED.COM, INC. The Company currently has no operations and in accordance with SFAS #7, is considered a developmental stage company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of February 25, 2000.





- 7 -
INTEGRATED.COM, INC.
(A Development Stage Company)


NOTES TO FINANCIAL STATEMENTS (CONTINUED)

February 25, 2000, and December 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


	Reporting on Costs of Start-Up Activities

Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.


Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of February 25, 2000, the Company had no dilative common stock equivalents such as stock options.

- 8 -
INTEGRATED.COM, INC.
(A Development Stage Company)


NOTES TO FINANCIAL STATEMENTS (CONTINUED)

February 25, 2000, and December 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Year End

          The Company has selected December 31st as its year-end.

Policy in Regards to Issuance of Common Stock in a Non-Cash
Transaction

The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.


NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended February 25, 2000, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of February 25, 2000 is as follows:

Net operation loss carry forward	                            $ 	0
Valuation allowance	                                         $	 0

Net deferred tax asset	                                      $ 	0


NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

The authorized common stock of the corporation consists of 25,000,000 shares with a par value $.001 per share.

Preferred Stock

The corporation has no preferred stock.



- 9 -
INTEGRATED.COM, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

February 25, 2000, and December 31, 1999


NOTE 4 - STOCKHOLDERS' EQUITY CONTINUED

On June 30, 1999, the Company issued 3,000,000 shares of its $0.001 par value common stock to its directors for services of $3,000.00.


NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.


NOTE 6 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 7 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

- 10 -









To Whom It May Concern:	February 28, 2000

The firm of Barry L. Friedman, P.C., Certified Public Accountant consents to the inclusion of their report of February 28, 2000, on the Financial Statements of INTEGRATED.COM, INC., as of February 25, 2000, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly yours,



___________________________
Barry L. Friedman
Certified Public Accountant





Exhibit 16.1


Davis & Ellsworth, LLP
Certified Public Accountants
6350 Black Swan Lane
Las Vegas, Nevada 89118
(702) 524-1020

Member America Institute of Certified Public Accountants
Member Nevada State Society of Certified Public Accountants
Member New York State Society of Certified Public Accountants



February 25, 2000

Shawn F. Hackman
3360 West Sahara
Suite 200
Las Vegas, NV  89102

To Whom it May Concern:

Effective February 14, 2000, my firm, hereby resigns as auditors for Integrated.Com, Inc.

My firm no longer performs audits of public companies or companies contemplating going public. We have decided to concentrate our efforts to the small and medium sized markets.

Very Truly yours,

/s/ Richard A. Davis

Davis & Ellsworth, LLP.